Exhibit (a)(5)

[FORM OF LETTER TO UNIT HOLDERS]

May 30, 2002



TO:          UNIT HOLDERS OF [NAME OF PARTNERSHIP]
                             ---------------------

SUBJECT:     INCREASE IN PRICE OFFERED FOR UNITS

Dear Unit Holder:

         As described in the tender offer materials previously forwarded to you, MACKENZIE PATTERSON, INC.; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE FUND VI, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE SPECIFIED INCOME FUND, L.P.; AND MP DEWAAY FUND, LLC (collectively the "Purchasers") are offering to purchase up to[MAXIMUM OFFER] Units of limited partnership interest (the "Units") in [NAME OF PARTNERSHIP] (the "Partnership").

The Purchasers have reviewed the Partnership's annual report for the year ended December 31, 2001 and quarterly report for the quarter ended March 31, 2002. After reviewing the audited financial statements in the annual report, the Purchasers recognized that their analysis of the Partnership's operating expenses overstated the actual expenses incurred by the Partnership. The Purchasers have therefore recalculated the price they are willing to offer for the Units and have increased the Offer Price for your Units by [PERCENTAGE INCREASE]. The new Offer Price is:

                         [OFFER PRICE PER UNIT] per Unit
                         ----------------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in [NAME OF PARTNERSHIP] without the usual transaction costs associated with market sales or partnership transfer fees.

In order to provide you with more time to consider this opportunity to tender your Units, the Purchasers have extended the expiration date to June 30, 2002.

If you elect to tender your Units, mail or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on [COLOR OF PAPER] paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Purchasers at 800-854-8357.

               This Offer expires (unless further extended) June 30, 2002.

[INSERTS FOR COMPLETION OF EACH LETTER]

                                            Offer Price    Maximum        Perrcentage     Transmittal
Partnership                                 Per Unit       Units Sought   Increase        Color
-----------                                 -----------    ------------   -----------     -------------
DSI REALTY INCOME FUND VI,
     a California Limited Partnership         $450           23,753           32%             gold
DSI REALTY INCOME FUND VII,
     a California Limited Partnership         $410           24,000           36.7%           blue
DSI REALTY INCOME FUND VIII,
     a California Limited Partnership         $420           24,000           24%             green
DSI REALTY INCOME FUND IX,
     a California Limited Partnership         $380           30,693           46%             purple
DSI REALTY INCOME FUND XI,
     a California Limited Partnership         $400           20,000           33%             gray